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S 09058009 MMISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 34476 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goldman Capital Management Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Ave
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F Flynn 732-842-9450
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins LLC
(Name – *if individual, state last, first, middle name*)

60 E. 42nd St (Address) New York (City) NY (State) 10165 (Zip Code)

SEC Mail Processing Section
FEB 19 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Neal I Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goldman Capital Management Inc/, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

THOMAS F. FLYNN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES FEB. 1, 2013

This report ** contains (check all applicable boxes):

- x☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- x☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

## Independent Auditors' Report

**The Board of Directors and Stockholder**
**Goldman Capital Management, Inc**

We have audited the accompanying statement of financial condition of Goldman Capital Management, Inc as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Goldman Capital Management, Inc as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
January 9, 2009

**Goldman Capital Management, Inc.**

Statement of Financial Condition

December 31, 2008

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 171,558 |
| Receivable from clearing broker | | 28,212 |
| Other assets | | 130,706 |
| | $ | 330,476 |
| | | |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Liabilities | | |
| Accrued expenses and other liabilities | | 20,000 |
| Total Liabilities | | 20,000 |
| | | |
| **STOCKHOLDER'S EQUITY** | | |
| Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding | | 100 |
| Additional paid-in capital | | 129,900 |
| Retained earnings | | 180,476 |
| Total Stockholder's Equity | | 310,476 |
| | $ | 330,476 |

See notes to financial statements

**Goldman Capital Management, Inc.**

Statement of Income

Year Ended December 31, 2008

| | |
|---|---|
| **REVENUE** | |
| Commissions | $ 497,442 |
| Advisory fees | 598,846 |
| Other fees | 179,915 |
| Total Revenue | 1,276,203 |
| **EXPENSES** | |
| Employee compensation and benefits | 764,477 |
| Clearance fees | 79,622 |
| Professional fees | 70,031 |
| Travel and entertainment | 95,041 |
| Occupancy | 116,520 |
| Other operating expenses | 71,919 |
| Local taxes | 12,000 |
| Total Expenses | 1,209,610 |
| Net Income | $ 66,593 |

See notes to financial statements

**Goldman Capital Management, Inc.**

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2008

| | Common Stock | | Additional Paid-in | Retained | |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Total |
| Balance, beginning of year | 100 | $ 100 | $ 129,900 | $ 359,072 | $ 489,072 |
| Stockholder distributions | | | | (245,189) | (245,189) |
| Net income | | | | 66,593 | 66,593 |
| Balance, end of year | 100 | $ 100 | $ 129,900 | $ 180,476 | $ 310,476 |

See notes to financial statements

**Goldman Capital Management, Inc.**

Statement of Cash Flows

December 31, 2008

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net income | $ 66,593 |
| Adjustments to reconcile net income to | |
| net cash from operating activities | |
| Receivable from clearing broker | 44,490 |
| Other fees receivable | 122,627 |
| Prepaid expenses | (130,381) |
| Accrued expenses and other liabilities | (14,761) |
| Net Cash from Operating Activities | 88,568 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Shareholder distributions | (245,189) |
| Net Change in Cash and Cash Equivalents | (156,621) |
| **CASH AND CASH EQUIVALENTS** | |
| Beginning of year | 328,179 |
| End of year | $ 171,558 |

See notes to financial statements

**Goldman Capital Management, Inc.**

Notes to Financial Statements

## 1. Significant Accounting Policies

***General***

Goldman Capital Management, Inc (the "Company") is a registered investment adviser and registered broker-dealer that introduces brokerage accounts on a fully disclosed basis to a self-clearing broker. The Company manages securities portfolios for its customers on a discretionary or nondiscretionary basis.

***Revenue Recognition***

Commission revenues and expenses are recorded on a trade date basis. Fees for advisory services are based on assets managed and are recognized as earned.

***Income Tax Status***

As a Subchapter S Company the Company's Federal and New York State income is taxed in the individual income tax returns of its shareholder. While the Company has not yet completed a study of the potential affect of adoption of FIN 48, in the opinion of management, adoption of FIN 48 should not have a significant affect on the Company. The Company's current accounting policy is to provide liabilities for uncertain tax positions when a liability is probable and estimable.

***Use of Estimates***

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 2. Net Capital Requirements

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day. As of December 31, 2008, the Company had net capital of $179,770 which exceeded requirements by $174,770. The Company's net capital ratio was .11 to 1 as of December 31, 2008.

## 3. Defined Contribution Pension Plan

The Company has a defined contribution pension plan (the "Plan") covering substantially all of its employees. Plan expense for 2008 totaled $82,500.

## 4. Concentration of Credit Risk and Financial Instruments With Off-Balance Sheet Risk

The Company introduces its customers' transactions to its clearing broker with whom it has a correspondent relationship for execution, clearance, and depository operations in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain. As of December 31, 2008, amounts owed to the clearing broker by these customers were collateralized by securities with a market value in excess of the receivable. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk of potential loss.

The Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

## 5. Related Party Transactions

The president and sole shareholder of the Company is a managing member of a limited liability company which is a general partner of an investment partnership. The Company received fees of $179,000 from the aforementioned limited liability company in 2008.

## 6. Commitments

The Company has a month to month lease for occupancy of its office space. Total occupancy expense was $116,520 for 2008.

# Supplemental Information

**Goldman Capital Management, Inc**

Schedule of Computation of Net Capital Under
Securities and Exchange Commission Rule 15c3-1

As of December 31, 2008

| | |
|---|---|
| **NET CAPITAL** | |
| Shareholder's equity per statement of financial condition | $ 310,476 |
| Deductions - nonallowable assets: | |
| Other assets | (130,706) |
| Net capital | 179,770 |
| Minimum net capital required of 6-2/3% of aggregate indebtedness, or $5,000, whichever is greater | 5,000 |
| Excess of net capital over minimum requirement | 174,770 |
| Aggregate indebtedness | |
| Accrued expenses and other liabilities | $ 20,000 |
| Percent of aggregate indebtedness to net capital | 11.13% |

**RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1**

There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS Report as of December 31, 2008.

**Goldman Capital Management, Inc**
Schedule of Computation of Reserve Requirements
under Exhibit A of Securities and Exchange Commission Rule 15c-3

December 31, 2008

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

Schedule Relating to the Possession or Control Requirements
under Securities and Exchange Commission Rule 15c-3

December 31, 2008

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

# Supplementary Report
# of Independent Auditors

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

## Independent Auditors' Report on Internal Control Structure
## Required by Sec Rule 17a-5

**The Board of Directors and Shareholder**
**Goldman Capital Management, Inc**

In planning and performing our audit of the financial statements and supplemental schedules of Goldman Capital Management, Inc (the "Company"), for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company consideration of control activities for safe guarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliability in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
January 9, 2009

# Goldman Capital Management, Inc.

Financial Statements

December 31, 2008